SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  ☑     Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes  ☐     No  ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of February 2005

Table of Contents:

1.	News Release dated February 1, 2005 “CNH Announces Organizational Changes in its Agricultural Business”

2.	News Release dated February 2, 2005 “CNH Announces Executive Transition”

News Release

CNH Announces Organizational Changes in its Agricultural Business

For more information contact:

Richard Nelson Media Relations (1) 847 955 3939

Lake Forest, Illinois (February 1, 2005) CNH Global N.V. (NYSE:CNH) announced today that it is reorganizing its Agricultural Equipment Business to drive additional focus on achieving best-in-class business results. The new organization will place greater emphasis on strategic marketing and brand management, brand identity and communication, and supply chain activities.

The company is also creating an International Region to be responsible for industrial and commercial activities in Australia and New Zealand, eastern Europe, Africa, Asia, and the Middle East, as well as its joint ventures. This action recognizes the significance of a number of rapidly growing markets for agricultural equipment, while allowing the other three regions to devote their full resources to the core markets of western and central Europe, Latin America, and North America.

“Two years ago, we created geographic regions to improve our speed of decision-making and to better meet regional and customer requirements,” said Roland Sunden, President, Agricultural Equipment Business. “We also set up global functions to improve the management of our strategic assets, such as brands, capital investments and product development resources. The organizational changes we are announcing today are refinements to this structure, and mark a strengthening of our global functions by assigning senior operational and business leaders to drive them.”

Rich Christman, previously responsible for the Agricultural North America and Australia-New Zealand Region, has been named Chief of Commercial Governance and Supply Chain, Agricultural Equipment Business. He will be based in Lake Forest, Illinois, and have responsibility for agricultural business development, brand management and strategy, distribution structure and policies, supply chain, and aftermarket sales process improvement.

Franco Fusignani, formerly head of the Agricultural Europe, Africa and Asia Region, is Chief of Product Development and Industrial Governance, Agricultural Equipment Business. Responsible for the planning, design and launch of new products; industrial investment; technology strategy; and industrial policies, Fusignani will be based in Lake Forest, Illinois.

Marco Mazzu’, formerly responsible for the Agricultural Latin America Region, is Regional President, Agricultural Equipment Business Europe, which includes western and central Europe. Mazzu’ will be based in Basildon, United Kingdom.

Jim Sharp is joining CNH as Regional President, Agricultural Equipment Business North America, which includes Canada and the United States. Most recently, Sharp has been head of Ingersoll-Rand Company’s Construction Equipment business, based in Davidson, North Carolina. Sharp joins CNH with more than twenty-five years of experience in a variety of Ingersoll-Rand business units, including the Bobcat, Road Machinery, Construction and Mining, and Centrifugal Compressor divisions. He will be based in Racine, Wisconsin.

Michael Edmondson has been named Regional President, Agricultural Equipment Business International. He had been responsible for Agricultural Sales – Africa, Middle East, Asia and Joint Ventures. Edmondson will be based in Basildon, United Kingdom.

Luciano Paiola is Regional President, Agricultural Equipment Business Latin America, which also includes Mexican Industrial Operations. He will be based in Curitiba, Brazil. Paiola was formerly responsible for Agricultural Product Development and Industrial Governance.

# # #

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

News Release

CNH Announces Executive Transition

For more information contact:

Richard Nelson Media Relations (1) 847 955 3939

Lake Forest, Illinois (February 2, 2005) – CNH Global N.V. (NYSE: CNH) announced today that President and Chief Executive Officer Paolo Monferino will leave CNH effective February 28, 2005. He will become Chief Executive of Iveco S.p.a., the lead company of Fiat Group’s Commercial Vehicle Sector.

The Board of Directors of CNH Global has appointed Harold Boyanovsky as interim Chief Executive Officer. Boyanovsky has been President, Construction Equipment Business for CNH since September, 2002, and has almost 40 years of experience with CNH and two of its predecessor companies.

“Paolo Monferino has led the successful integration of the Case and New Holland agricultural and construction businesses while extensively renewing the company’s product lines and restoring profitability,” said Katherine M. Hudson, Chairman of the Board, CNH. “With the merger activity now behind us, he can begin his new challenge with the knowledge that he built a solid platform for growth and future success at CNH. We will miss him, and we wish him well.

“We’re fortunate to be able to call on Harold Boyanovsky as interim Chief Executive Officer,” Hudson continued. “Harold began his career with International Harvester in 1966, and he has extensive knowledge of the agricultural and construction equipment industries, having led both worldwide businesses for CNH. His unwavering focus on the customer will keep CNH on its path to industry leadership.”

Monferino will remain on the CNH Board of Directors following his transition to Iveco. Boyanovsky will continue as President of the CNH Construction Equipment Business while serving as interim Chief Executive Officer of CNH. The CNH Board will review its options for a permanent replacement of the chief executive.

# # #

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. < TR>

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

February 3, 2005